Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 March 27, 2013

Barclays Bank PLC Capped Callable USD CMS Spread
Steepener Notes due April 9, 2028

Investment Description

Capped Callable USD CMS Spread Steepener Notes (the “Notes”) are unsubordinated, unsecured debt obligations of Barclays Bank PLC (the “Issuer”). The Issuer will repay the principal amount of the Notes if held to maturity or upon an earlier redemption after the first year at the Issuer’s sole discretion. The Notes provide a fixed rate of interest for the first year and offer the potential for returns linked to the difference, or spread (the “CMS Spread”), between the USD 30-year Constant Maturity Swap Rate (“30 year CMS Rate”) and the USD 5-year Constant Maturity Swap Rate (“5 year CMS Rate”) minus the Fixed Percentage Amount of [.40-.50%] (the difference between the CMS Spread and the Fixed Percentage Amount is the “Reference Rate”), subject to the Maximum Interest Rate of 8.00% per annum and the Minimum Interest Rate of 0.00% per annum (the actual Fixed Percentage Amount will be determined on the Trade Date and will not be less than 0.40% and will not be greater than 0.50%). The Interest Rate for each Interest Period from and including the Settlement Date and to but excluding April 9, 2014 (the “Fixed Interest Rate Period”) will be a fixed rate equal to 8.00% per annum (the “Initial Interest Rate”). The Interest Rate for each subsequent Interest Period on and after April 9, 2014 will be equal to the product of (1) the Multiplier and (2) the Reference Rate as determined on applicable Interest Determination Dates, subject to the Minimum Interest Rate and the Maximum Interest Rate. You may receive no interest for one or more Interest Periods after the Fixed Interest Rate Period.

You will not earn interest during any Interest Period after the Fixed Interest Rate Period unless, on the Interest Determination Date corresponding to such Interest Period, the Reference Rate is greater than zero. Because the actual interest amount payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be a relatively low amount or even zero in periods where the 30 Year CMS Rate does not significantly exceed the 5 Year CMS Rate (taking into account the Fixed Percentage Amount), the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument. In addition, we may, at our election, redeem the Notes in whole, but not in part, on any Interest Payment Date scheduled to occur on or after April 9, 2014, at a redemption price equal to 100% of the principal amount of the Notes, as described in this free writing prospectus. Barclays Bank PLC will only repay the principal amount of your Notes at maturity or upon an earlier redemption. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not either directly or indirectly, an obligation of any third party. If Barclays Bank PLC were to default on its payment obligations, you may not receive any amounts due under the Notes and could lose your entire investment.

Features

❑	Income: In the first year, Barclays Bank PLC will pay fixed interest quarterly. From the second year and thereafter, the Notes provide for potential quarterly interest payments, subject to our right to redeem the Notes, at a per annum rate equal to the product of (1) the Multiplier and (2) the applicable Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate. You may receive no interest for one or more Interest Periods after the Fixed Interest Rate Period.
❑	Issuer Call Right: We may, at our election, redeem the Notes in whole, but not in part, on any Interest Payment Date, commencing on April 9, 2014, at a redemption price equal to the principal amount of the Notes plus accrued and unpaid interest to but excluding the date of redemption. No further payments will be made on the Notes.
❑	Repayment of Principal at Maturity (if not previously called): If you hold the Notes to maturity and the Notes have not been previously called you will receive at least your full principal amount from the Issuer. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer.

Key Dates1

Trade Date:	April 4, 2013
Settlement Date:	April 9, 2013
Interest Payment Dates:	Quarterly (see page FWP-5)
Maturity Date:	April 9, 2028

[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Interest Payment Dates and/or the Maturity Date will be changed so that the stated term of the Notes remains the same.

NOTICE TO INVESTORS: THE ISSUER WILL NOT PAY A FIXED RATE OF INCOME ON THE NOTES AND MAY PAY NO INTEREST AT ALL AFTER THE FIXED INTEREST RATE PERIOD. THE ISSUER WILL ONLY REPAY YOUR PRINCIPAL AMOUNT AT MATURITY OR UPON AN EARLIER REDEMPTION. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES IF THE ISSUER BECOMES UNABLE TO MEET ITS PAYMENT OBLIGATIONS WHEN DUE. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE FWP-10 AND UNDER “RISK FACTORS” BEGINNING ON PAGE S-6 OF THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

Note Offering

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-3 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus, the prospectus, or the prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Note	$1,000	$20	$980
Total	$•	$•	$•

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Prospectus dated August 31, 2010: http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm
t	Prospectus supplement dated May 27, 2011: http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” “Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Barclays Bank PLC Capped Callable USD CMS Spread Steepener Notes that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

t	You seek an investment with a return linked to the spread between the 30 Year CMS Rate and the 5 year CMS Rate minus the Fixed Percentage Amount and understand the complex factors that influence long- and short-term interest rates in general and swap rates in particular.
t	You do not require fixed income from an investment.
t	You believe that, after the Fixed Interest Rate Period, the 30 Year CMS Rate will generally exceed the 5 Year CMS Rate (taking into account the deduction of the Fixed Percentage Amount) during the period you will hold the Notes.
t	You can tolerate an investment that pays interest based on the CMS Spread (minus the Fixed Percentage Amount) observed on specified Interest Determination Dates and that may pay no interest at all rather than a comparable fixed rate debt instrument of a similar maturity.
t	You understand the complex factors that influence long- and short-term interest rates (including the CMS Spread).
t	You understand that you may receive little or no interest for some or all of the remaining term of the Notes after the Fixed Rate Interest Period.
t	You are willing and able to hold the Notes to maturity, a term of 15 years, and are aware that there may be little or no secondary market for the Notes.
t	You can tolerate the Issuer calling the Notes prior to maturity and are aware that you may not be able to reinvest the proceeds from such call in a comparable investment with similar characteristics as the Notes.
t	You are willing to assume the creditworthiness of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes, and understand that if the Issuer defaults on its payment obligations, you may not receive any payments due under the Notes, including any repayment of principal.

The Notes may not be suitable for you if:

t	You do not seek an investment with a return linked to the spread between the 30 Year CMS Rate and the 5 Year CMS Rate minus the Fixed Percentage Amount and do not understand the complex factors that influence long- and short-term interest rates in general and swap rates in particular.
t	You require fixed income from an investment.
t	You do not believe that, after the Fixed Interest Rate Period, the 30 Year CMS Rate will generally exceed the 5 Year CMS Rate during the period you will hold the Notes.
t	You cannot tolerate an investment that pays interest based on the CMS Spread (minus the Fixed Percentage Amount) observed on specified Interest Determination Dates and that may pay no interest at all rather than a comparable fixed rate debt instrument of a similar maturity.
t	You are not familiar with the complex factors that influence long-and short-term interest rates.
t	You cannot tolerate receiving little or no interest for some or all of the remaining term of the Notes after the Fixed Rate Interest Period.
t	You are unable or unwilling to hold the Notes to maturity, a term of 15 years, and you seek an investment for which there will be an active secondary market.
t	You cannot tolerate the Issuer calling the Notes prior to maturity and the potential reinvestment risk if the Notes are called.
t	You are unable or unwilling to assume the credit risk associated with Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes, including repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page FWP-10 of this free writing prospectus as well as the “Risk Factors” beginning on page S-6 of the prospectus supplement for risks related to an investment in the Notes.

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Indicative Terms1

Issuer:	Barclays Bank PLC
Original Issue Price:	100% of the principal amount
Principal Amount per Note:	$1,000
Minimum Investment:	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.
Reference Rate (Reference Asset)[2]:	The CMS Spread minus the Fixed Percentage Amount
CMS Spread[2]:	An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus the CMS Rate with a maturity of 5 years.
The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 5 years (“5 Year CMS Rate”), are each the rate which appears on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date.
Fixed Percentage Amount:	[.40% to .50%]. Note that the actual Fixed Percentage Amount will be determined on the Trade Date and will not be less than 0.40% and will not be greater than 0.50%.
Fixed Interest Rate Period:	Each Interest Period from and after the Settlement Date to but excluding April 9, 2014.
Initial Interest Rate:	8.00% per annum, applicable during the Fixed Interest Rate Period (2.00% per Interest Period)
Maximum Interest Rate:	8.00% per annum, applicable during the Fixed Interest Rate Period (2.00% per Interest Period)
Minimum Interest Rate:	0.00% per annum, applicable for each Interest Period after the Fixed Interest Rate Period
Payment at Maturity:	The total amount due and payable on the Notes by Barclays Bank PLC on the Maturity Date will equal:
	•	the principal amount; plus
	•	unpaid interest accrued for the Interest Period ending on the Maturity Date.
Any payments on the Notes are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.
Interest Rate Formula:	For each Interest Period commencing on or after the Settlement Date to but excluding April 9, 2014: the Initial Interest Rate
For each Interest Period commencing on or after April 9, 2014, the interest rate per annum will be equal to the product of (1) the Multiplier and (2) the Reference Rate, as determined on the applicable Interest Determination Date subject to the Minimum Interest Rate and the Maximum Interest Rate. You may receive no interest for one or more Interest Periods after the Fixed Interest Rate Period.
Multiplier:	For Interest Periods commencing on or after:	Multiplier
	April 9, 2014	4.00
Interest Payment Amount:	The amount of interest to be paid on the Notes for an Interest Period will be equal to the product of (a) the principal amount of the Notes, (b) the applicable interest rate per annum for that Interest Period, determined as described under “Interest Rate Formula” above, and (c) the number of days in that Interest Period divided by 360 (with the number of days to be calculated on the basis of a 360-day year consisting of twelve 30-day months).
Interest Payment Dates:	Quarterly, on the 9th day of each January, April, July and October, commencing on July 9, 2013, during the term of the Notes (subject to adjustments, as described herein). The Maturity Date (or the Early Redemption Date, if applicable) will be the final Interest Payment Date.
Interest Reset Dates:	For each Interest Period commencing on or after April 9, 2014, the first day of such Interest Period.
Interest Determination Dates:	Two New York Business Days prior to the relevant Interest Reset Date.
Day Count Convention (or Fraction):	30/360
Interest Period:	The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).
Business Days:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law or executive order to be closed.
Business Day Convention:	Following Business Day, unadjusted
Redemption at the Option of the Issuer:	We may redeem your Notes, in whole but not in part, at the Redemption Price set forth below, on any Interest Payment Date, commencing on April 9, 2014, provided we give at least 5 Business Days prior written notice to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.
Redemption Price:	If we exercise our redemption option, Barclays Bank PLC will pay you on the Early Redemption Date the Redemption Price equal to the principal amount of the Notes plus accrued and unpaid interest to but excluding the Early Redemption Date.
Calculation Agent:	Barclays Bank PLC
CUSIP:	06741TRR0
ISIN:	US06741TRR04

1	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
2	Please see the information contained in “Reference Assets—CMS Rate” starting on page S-73 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Interest Determination Date.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES MAY PAY LITTLE OR NO INTEREST OVER THEIR 15 YEAR TERM. IF YOU HOLD THE NOTES TO MATURITY, BARCLAYS BANK WILL PAY YOU YOUR PRINCIPAL, SUBJECT TO ITS CREDITWORTHINESS. THE NOTES ARE NOT, EITHER DIRECTLY OR INDIRECTLY, AN OBLIGATION OF ANY THIRD PARTY, AND ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF BARCLAYS BANK PLC. IF BARCLAYS BANK PLC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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What are the tax consequences of the Notes?

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years. We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 8.00% interest rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes. Additionally, any gain recognized on a sale, upon maturity, or on any other disposition of the Notes will be treated as ordinary income. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director –Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding “ in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Initial Interest Rate of 8.00% per annum is payable for each Interest Period up to and excluding April 9, 2014. After the initial Interest Periods for which the Initial Interest Rate is payable, the Notes provide for a potential interest payment on each Interest Payment Date at a per annum interest rate calculated based on the CMS Spread minus the Fixed Percentage Amount. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods after the Fixed Interest Rate Period.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Issuer provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above. The examples below are based on the Minimum Interest Rate of 0.00% per annum, the Maximum Interest Rate of 8.00% per annum and assume a Fixed Percentage Amount of .50% (note that the actual Fixed Percentage Amount will be determined on the Trade Date and will not be less than 0.40% and will not be greater than 0.50%).

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on or after April 9, 2014, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the 30 Year CMS Rate and the 5 Year CMS Rate on the Interest Determination Date for that Interest Period (that is, two New York Business Days prior to the first day of the Interest Period) minus the Fixed Percentage Amount. If the value of the 30 Year CMS Rate is not sufficiently greater than the 5 Year CMS Rate, the subtraction of the 5 Year CMS Rate and the Fixed Percentage Amount from the 30 Year CMS Rate will result in a negative Reference Rate.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on or after April 9, 2014, the per annum interest rate is determined by multiplying the Multiplier by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the Maximum Interest Rate. Because the Minimum Interest Rate on the Notes is equal to 0%, if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors—Reference Rate / Interest Payment Risk”. The per annum interest rate may also be limited to any Maximum Interest Rate specified on the cover page hereof.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction (90/360 in light of the quarterly Interest Payment Dates). The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period commencing on or after April 9, 2014 under scenarios for the CMS Rates and the Reference Rate. These examples are based on the applicable Reference Rate for the Notes, which is equal to the difference of the 30 Year CMS Rate minus 5 Year CMS Rate minus the Fixed Percentage Amount (assumed to equal to 0.50% on the Trade Date), the Multiplier of 4.00, the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 8.00% per annum (2.00% for each Interest Period). The examples are also based on the Notes having quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

The selected hypothetical values and assumptions below have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the relevant CMS Rates or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis. These examples assume that the Notes are held until maturity, have not been earlier redeemed at the option of the Issuer and do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	5 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note)[6]
3.00%	4.20%	–1.70%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–1.10%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	-0.50%	0.00%	0.00%	$0.00
6.00%	5.30%	0.20%	0.80%	0.20%	$2.00
8.00%	5.60%	1.90%	7.60%	1.90%	$19.00
9.00%	5.70%	2.80%	8.00%[4]	2.00%	$20.00

1.	For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 5 Year CMS Rate) minus the Fixed Percentage Amount, as determined on the related Interest Determination Date.
2.	The interest rate per annum is equal to the product of the Multiplier (4) and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.00%) and the Maximum Interest Rate (8.00%).
3.	The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.
4.	The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate, in this case 8.00% per annum.
5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).
6.	The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

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Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 5 Year CMS Rate is 5.30%, the Reference Rate for the Interest Period would be 0.20% (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). In this case, the per annum interest rate for that Interest Period would be 0.80% (equal to the Reference Rate times the Multiplier of 4), and you would receive an interest payment of $2.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 0.80% x (90/360) = 0.20%
Interest Payment = $1,000 x 0.20% = $2.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 5 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be –1.10% (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of –1.10%, which is less than the Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 9.00% and the 5 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 2.80% (equal to the 30 Year CMS Rate minus the 5 Year CMS Rate minus the Fixed Percentage Amount of 0.50%). Because the value of the Reference Rate times the Multiplier of 4 results in a per annum interest rate of 11.20%, which is greater than the Maximum Interest Rate of 8.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 8.00% per annum, and you would receive an interest payment of $20.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% x (90/360) = 2.00%
Interest Payment = $1,000 x 2.00% = $20.00

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Key Risks

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

t	Reference Rate / Interest Payment Risk — Investing in the Notes is not equivalent to investing in securities directly linked to the relevant CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the (a) applicable Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof (the “CMS Spread”) minus the Fixed Percentage Amount (the “Reference Rate”), as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the Reference Rate is greater than zero on the Interest Determination Date. If the CMS Spread on any Interest Determination Date is not sufficiently positive and, after taking the Fixed Percentage Amount into consideration, the resulting Reference Rate is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date (i.e., the interest rate for that Interest Payment Date would be equal to the Minimum Interest of 0.00%). If the Reference Rate is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term (regardless of the value of the Reference Rate on other dates throughout the term of the Notes). As a result, your return on the Notes may be less than the return you could earn on other fixed income investments with a comparable maturity.
t	Maximum Interest Rate — The interest rate on the Notes after the Fixed Interest Rate Period is capped at the Maximum Interest Rate of 8.00% per annum (2.00% per Interest Period). Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the Notes (for each Interest Period commencing on or after April 9, 2014) will be based on the levels of the CMS Rates, the interest that will apply during each such Interest Period may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant Interest Determination Date. In addition, if the product of the Reference Rate and the Multiplier of 4.00 is less than the Maximum Interest Rate for any Interest Period after the Fixed Interest Rate Period, the cumulative interest rate for such year will be less than the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other traditional fixed income investments with a comparable maturity or investments that do not cap returns to a maximum interest rate.
t	Issuer Credit Risk — The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.
t	Early Redemption — We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on April 9, 2014. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In general, the more that the 30 Year CMS Rate exceeds 5 Year CMS Rate—that is, the higher the expected interest payments on the Notes (subject to the Maximum Interest Rate)—the more likely it will be that we will elect to redeem the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is comparable to the Notes if they had not been redeemed.
t	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — The Notes are intended to be held to maturity. Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. You will only receive the full principal amount of the Notes if you hold the Notes to maturity or upon Early Redemption.
t	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Barclays Bank PLC or its affiliates may hold inventory in the Notes, which may further impair the development of a secondary market. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
t	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent, determining whether to redeem the Notes after one year, determining the payment of any interest amount and your payment at maturity and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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t	Historical Levels Are Not Indicative of Future Performance — In the past, the levels of the CMS Rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS Rates are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS Rates is not an indication that the CMS Rates are more or less likely to increase or decrease at any time after the Fixed Interest Rate Period. Changes in the levels of CMS Rates will affect the value of the Notes, but neither we nor you can predict the future performances of the CMS Rates based on their historical performances. The actual performances of the CMS Rates after the Fixed Interest Rate Interest Period, as well as the interest payable on each such Interest Payment Date, may bear little or no relation to the hypothetical levels of the CMS Rates or to the hypothetical examples shown in this free writing prospectus.
t	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
t

the difference between the 30 Year CMS Rate and the 5 Year CMS Rate. In general, the value of the Notes will increase when the CMS Spread increases and the value of the Notes will decrease when the CMS Spread decreases. Note that the Fixed Percentage Amount will be deducted from the CMS Spread when calculating the Reference Rate. Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

t	the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;
t	the time to maturity of the Notes. As a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;
t	Interest and yield rates in the market generally;
t	the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease so that only the Minimum Interest Rate will be paid during the term of the Notes following the first year (meaning no interest will be paid);
t	our right to redeem the Notes;
t	a variety of economic, financial, political, regulatory or judicial events; and
t	our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

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Historical Levels of CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods. The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes. Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated. Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that 30 Year CMS Rate will be greater than 5 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate of 0% for any Interest Period over the term of the Notes. The actual interest rate on the Notes for any Interest Period commencing on or after April 9, 2014 will depend on the actual CMS Rates on the applicable Interest Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates from January 2008 through March 20, 2013 based on the CMS Rates as published by Bloomberg L.P. We have not independently verified the accuracy or completeness of the historical data in the table and graph below. The Calculation Agent will determine the actual interest rate on the Notes for any Interest Periods commencing on or after April 9, 2014 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 5 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	0.82700%	0.45300%	1.29100%	1.68600%	1.22900%	1.54000%
February	1.01600%	0.29900%	1.37200%	1.49700%	1.20500%	2.00700%
March	0.88100%	0.58600%	1.34800%	1.43700%	1.28300%	2.053%(2)
April	0.55400%	0.56400%	1.23400%	1.5500%	1.25500%
May	0.44200%	0.88300%	1.15800%	1.58200%	0.90800%
June	0.24700%	0.76000%	1.21400%	1.61800%	1.06500%
July	0.37800%	0.85800%	1.47700%	1.72900%	1.10000%
August	0.31600%	0.87800%	1.14300%	1.48500%	1.25100%
September	0.16800%	0.82100%	1.37000%	1.00900%	1.35000%
October	0.12700%	1.03200%	1.76600%	1.22800%	1.33900%
November	–0.22100%	1.23900%	1.61800%	0.97300%	1.34700%
December	0.14300%	1.09800%	1.50200%	0.90800%	1.45700%

(1)	The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 5 Year CMS Rate minus the Fixed Percentage Amount. Note that the figures above do not deduct the Fixed Percentage Amount, which will be deducted when calculating the Reference Rate.
(2)	As measured on March 20, 2013.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.

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